Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges

	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing operations (a)(b)	$717,408,149	$591,799,194	$461,481,646	$398,976,380	$363,561,751
Fixed Charges	459,212,080	453,457,181	424,873,958	442,730,583	423,724,907
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	32,243,416	34,850,000	18,800,143	36,741,190	2,924,805
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(d)	—	—	—	—	—
Non-Controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(11,762)	(46,769)
	$1,208,863,645	$1,080,106,375	$905,155,747	$878,459,915	$790,258,232

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$408,487,642	$398,233,583	$362,913,295	$390,690,947	$386,737,382
Other interest	22,574,170	28,541,916	35,399,618	22,851,904	5,268,937
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	9,395,881	9,699,158	8,941,809	10,287,487	13,020,255
Interest portion of rent expense	18,754,387	16,982,524	17,619,236	18,912,006	18,745,102
Non-controlling interest	—	—	—	(11,762)	(46,769)
	$459,212,080	$453,457,181	$424,873,958	$442,730,583	$423,724,907

Plus preferred stock dividends: Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.65	0.66	0.65	0.68	0.58
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—
Fixed charges	459,212,080	453,457,181	424,873,958	442,730,583	423,724,907
	$459,212,080	$453,457,181	$424,873,958	$442,730,583	$423,724,907

Ratio of earnings to fixed charges	2.63	2.38	2.13	1.98	1.87
(a) Income Statement amounts have been adjusted for discontinued operations.
(b) Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c) NiSource is a public utility following ASC 980 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d) Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.